

April 23, 2008

<u>By facsimile to (212) 918-8989 and U.S. Mail</u>

Mr. Ezra J. Green
Chief Executive Officer
Clear Skies Solar, Inc.
5020 Sunrise Highway, Suite 227
Massapequa Park, NY 11762-2900

Re: Clear Skies Solar, Inc.
        Registration Statement on Form S-1
        Filed March 27, 2008
        File No. 333-149931
        Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 and
        Subsequent Exchange Act Reports
        File No. 0-53105

Dear Mr. Green:

We reviewed the filings and have the comments below.

Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

S-1

Calculation of Registration Fee Table

1.   The calculation of registration fee table indicates that the total number of shares being registered is 19,642,429, but the table in the selling stockholders section reflects only 19,642,410 shares are being offered for resale. Please reconcile the two tables.

Business Overview, page 2

2.   Please update your disclosures throughout, as necessary. For example, we note your disclosure concerning a letter of intent in the first paragraph of this section. In addition, we note your disclosure concerning another letter of intent to acquire a business and assets in note 15 to your financial statements.

The Offering, page 2

3.   You state on page 3 that if all of the warrants and options to purchase shares of common stock included in this offering were exercised, you would receive $720,000 of gross proceeds, which you would use for working capital. The aggregate of proceeds described on the front page of the prospectus, however, is $766,201, which amount is also included in the use of proceeds section on page 16. Please reconcile the amount of gross proceeds that you expect to receive, and revise your disclosure.

Risk Factors, page 4

4.   We note the statement "The risk factors described below are not the only ones that may affect us" and the phrase "known and unknown" in the first paragraph. Since Clear Skies must disclose all risks that it believes are material, please delete that language.

5.   We note that that Clear Skies had an accumulated deficit of $4,672,981 as of December 31, 2007. Please add a risk factor noting that Clear Skies has been losing money in recent periods.

6.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

        • The first risk factor states that Clear Skies has generated only limited revenues. Quantify the amount of revenues generated by Clear Skies during the periods presented in the financial statements.

- The eighth risk factor states that the components used in Clear Skies' solar power systems are purchased from a limited number of manufacturers. Clarify whether Clear Skies has agreements or contracts with manufacturers for the supply of components used in its solar power systems, and, if so, advise what consideration Clear Skies has given to filing the agreements or contracts as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K. If the agreements or contracts may be terminated without cause by the manufacturers, disclose that fact.

- The twenty-fourth risk factor states that Clear Skies' stock price may be volatile. State the high and low bid prices of Clear Skies' common stock during the period that Clear Skies' common stock has traded on the OTCBB.

- The twenty-eighth risk factor states that offers or availability for sale of a substantial number of shares of Clear Skies' common stock may cause the price of the common stock to decline. Quantify the total number of outstanding shares of common stock that stockholders could sell in the public market.

If we fail to maintain an effective system of internal controls over financial reporting…, page 5

7.   We assume that the phrase "In connection with the preparation of this Form 10-KSB" is inadvertent since this is a registration statement. Similarly, we assume that the phrase "throughout this Report" in the first paragraph on page 17 is inadvertent. Please revise.

8.   This risk factor appears to discuss the same risk as the eighteenth risk factor "If we fail to establish and maintain an effective system of internal control…" Consider combining the two risk factors.

We face intense competition…, page 7

9.   Explain the meaning of "HVAC."

Technological changes in the solar power industry…, page 8

10.   This risk factor appears to discuss the same risk as the twelfth risk factor "We have experienced technological changes…" Consider combining the two risk factors.

Our common stock may be deemed…, page 14

11.   Since Clear Skies is a penny stock issuer, revise to state clearly that fact. Language such as "may be deemed" a penny stock issuer is unacceptable if Clear Skies is a penny stock issuer.

Cautionary Statements Regarding Forward-Looking Statements, page 15

12.   Clear Skies is ineligible to rely on the safe harbor for forward-looking statements because Clear Skies is a penny stock issuer. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act. Alternatively, explain that Clear Skies is ineligible to rely on the acts' safe harbor provisions because it is a penny stock issuer.

13.   We note the statement "We have not reviewed or included data from all sources, and cannot assure investors of the accuracy or completeness of the data included in this prospectus." Amend this language to remove the implication that Clear Skies is disclaiming responsibility for information that it has chosen to include in the prospectus.

Management's Discussion and Analysis of Financial Position and Plan of Operation, page 17

14.   Clear Skies states on page 18 states that it expects its immediate capital expenditures will be related to completing the beta tests and initial launch of XTRAX. Quantify the amount of capital expenditures that Clear Skies expects will be required to complete the beta tests and initial launch of XTRAX. Also indicate the anticipated schedule for XTRAX's initial launch.

Business, page 24

15.   Disclose the methods used for distribution of Clear Skies' solar power systems. See Item 101(h)(4)(ii) of Regulation S-K.

16.   Disclose the sources and availability of components used in Clear Skies' solar power systems and the names of Clear Skies' principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

17.   Disclose whether Clear Skies is dependent on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. We note the disclosure in the financial statements' note 11 that one customer accounted for 75% of revenues recognized during 2007 and two customers accounted for 49% of revenues billed during 2006.

18.   Disclose the effect of existing or probable governmental regulations on Clear Skies' business. See Item 101(h)(4)(ix) of Regulation S-K. We note the disclosure in the fourteenth risk factor.

19.   Disclose the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of the activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

20.   Disclose the costs and effects of compliance with environmental laws on the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K. We note the disclosure in the fourteenth risk factor.

21.   We note your reference to 'strategic allies" at the top of page 26. Please revise to identify these allies and describe your relationship with these parties.

Photovoltaic Product and Service Line, page 26

22.   We note your disclosure on page 26 concerning your markets. Please quantify and state what percentage of your business each market comprises. We note your disclosure on page 20 that you are shifting in focus from residential sales to commercial projects. Please revise to identify more clearly your commercial and residential markets.

Greater Distances, page 28

23.   Clear Skies states that it is developing MAXTRAX, a remote monitoring product that uses radio and satellite uplinks. For MAXTRAX and any other product where there has been a public announcement or if Clear Skies otherwise has made public information about a product's development or enhancement that would require the investment of a significant amount of its assets or that otherwise is material, provide a description of the status of the product's development or enhancement. For example, indicate whether the product's development or enhancement is in the planning stage, whether prototypes exists, the degree to which design has progressed, and whether further engineering is necessary. See Item 101(h)(4)(iii) of Regulation S-K.

Competitive Factors, page 28

24.   Disclose Clear Skies' competitive position in the solar power industry and methods of competition in the industry. We note that Clear Skies distinguishes monitoring and installation fields. See Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 29

25.   Please revise to explain what you main by proprietary technologies and systems.

Property, page 29

26.   Clear Skies states that it also rents storage space from United Store on a monthly basis. Disclose the monthly rent for the storage space.

2007 Equity Incentive Plan, page 36

27.   Disclose the plan's term or duration.

Certain Relationships and Related Party Transactions, page 38

28.   Disclosure indicates that Clear Skies Group, Inc. acquired control of Clear Skies Holdings, Inc., formerly BIP Oil, Inc., a reporting shell company, in a reverse merger transaction on December 20, 2007. For promoters for any person who acquired control or is part of a group that acquired control of an issuer that is a shell company, Item 404(c) of Regulation S-B requires disclosure regarding the promoters' identity and the company's transactions with those promoters, including the nature and amount of anything of value received by each promoter from the company and the nature and amount of any consideration received by the company and additional information regarding any assets acquired by the company from a promoter. Please revise. For additional guidance on the disclosure requirements relating to promoters and control persons, refer to Release No. 33-8732A.

Selling Stockholders, page 41

29.   Footnote (2) to the table includes 200,280 shares of common stock issuable upon exercise of warrants. It is unclear how footnote (2) relates to a selling stockholder such as Marika Tonay who is the beneficial owner of less than 200,280 shares of common stock. Please revise.

30.   For shares of common stock issuable upon exercise of warrants, state the warrants' term or expiration date.

31.   For a legal entity such as Lichtenstein Landesbank that is a beneficial owner, identify the natural person or persons exercising the sole or shared voting and dispositive powers over the securities owned by the beneficial owner.

32.   If a selling stockholder is a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Clear Skies must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

33.   For a selling stockholder that is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

    •   Purchased in the ordinary course of business the securities to be resold.

    •   Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

        If Clear Skies is unable to make the representations noted above in the prospectus, Clear Skies must state in the prospectus that the selling securityholder is an underwriter. Language such as "may be deemed" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

34.   Describe briefly any continuing relationship of Clear Skies with each selling stockholder.

35.   As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders.

36.   State that Clear Skies will file a prospectus supplement to name successors to any named selling stockholders who are able to use this prospectus to resell the securities.

Lock-up Agreements, page 47

37.   Describe briefly the factors that the placement agent would consider in determining whether to consent to the sale of shares before the lock-up period's expiration.

Legal Matters, page 52

38.   Provide counsel's address as required by paragraph 23 of Schedule A to the Securities Act.

Note 3. Summary of significant accounting policies, page F-8

Accounts Receivable and Allowance for Doubtful Accounts, page F-8

39.   You state that accounts receivable consist of trade receivables and amounts due from state agencies for rebates on state-approved solar systems installed, and when you sell systems with a rebate component, the savings is passed directly to the customer and you take ownership of the rebate receivable from the applicable state agency. Please revise your disclosure to quantify the amount of the rebates for the periods presented.

Note 10. Stock Options and Warrants, page F-14

40.   We note from page F-15 that you have agreed to issue options and warrants to public and investor relations consultants which could result in the issuance of up to 800,000 shares of common stock and a total of common stock with a value of $4,500 per month under a one year contract with one of the consultants. For the three months in which the contract was in effect in 2007, you were required to issue a total of 27,000 shares of common stock to this consultant. We assume that the foregoing is reflected in the line item "Obligation to issue options and warrants" in your balance sheet. If so, please provide a breakdown or calculation of, or an explanation for, the amount recorded of $327,650 at December 31, 2007. Please tell us if any portion of the $327,650 liability is also included in the $960,507 prepaid asset balance. Please be advised it would appear inappropriate to recognize mutually unexecuted contracts in your financial statements.

Note 15. Subsequent Event, page F-17

41.   You state that you entered into a non-binding letter of intent to acquire the business and assets of a company specializing in developing unique products for the solar energy industry in February 2008. Please note the financial statement requirements of Rule 8-04 of Regulation S-X, if and when applicable. Revise your disclosure in the Form S-1 to state whether this is a probable acquisition and to discuss in MD&A how the acquisition would impact your business and whether a material impact on operating results/liquidity is expected. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Undertakings, page II-6

42.   The undertakings required by Item 512(a)(6) of Regulation S-K are inapplicable because this is not a primary offering. Please revise.

Exhibit Index, page II-9

43.   We note that Clear Skies intends to file by amendment the legal opinion as exhibit 5.1. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

Exhibits

44.   The financial statements' note 6 indicates that Clear Skies has entered into agreements with firms to provide it public relations and investor relations advice and services over periods from one to three years. Advise what consideration Clear Skies has given to filing the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

10-KSB

General

45.   Please address the comments for the Form S-1 in future periodic filings to the extent that the comments are applicable.

Facing Page

46.   The facing page indicates that Clear Skies" Commission file number is 001-32288. Since our EDGAR system's records reflect that Clear Skies' Commission file number is 0-53105, please revise or advise.

Certain Risks and Uncertainties, page 12

47.   Clear Skies is ineligible to rely on the safe harbor for forward-looking statements because Clear Skies is a penny stock issuer. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, delete the references to the Securities Act and the Exchange Act. Alternatively, explain that Clear Skies is ineligible to rely on the acts' safe harbor provisions because it is a penny stock issuer.

Evaluation of Disclosure Controls and Procedures, page 22

48.   Disclosure that the annual report does not include a report of management's assessment regarding internal control over financial reporting appears inconsistent with disclosure under controls and procedures on page 23 that management's report was not subject to attestation by Clear Skies' independent public accountants. Confirm that Clear Skies did not include a report of management's assessment regarding internal control over financial reporting as permitted by Item 308T of Regulation S-B. See instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-B.

Closing

        File an amendment to the S-1 in response to the comments. To expedite our review, Clear Skies may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Clear Skies thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Clear Skies and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        If Clear Skies requests acceleration of the registration statement's effectiveness, Clear Skies should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Clear Skies from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Clear Skies may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Clear Skies provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Lesli L. Sheppard, Special Counsel, at (202) 551-3708.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Harvey J. Kesner, Esq.
        Haynes and Boone, LLP
        153 East 53rd Street, Suite 4900
        New York, NY 10022